Exhibit 99.1

Westport Fuel Systems Announces New CEO

 ~ Nancy Gougarty to lead global alternative fuel company ~

VANCOUVER, July 22, 2016 /CNW/ - The Westport Fuel Systems Inc. ("Westport") (TSX:WPT / Nasdaq:WPRT) Board of Directors is delighted to announce the appointment of Nancy S. Gougarty as Chief Executive Officer ("CEO") effective immediately. David R. Demers, Westport's current CEO, is retiring from the company but will be available to the leadership team in an advisory role through a transition period.

Ms. Gougarty has a long and distinguished career spanning nearly three decades in the transportation-equipment industry that includes senior automotive executive roles with several large automakers and auto-parts companies. She has served as President and Chief Operating Officer of Westport since July of 2013. Before this appointment, Ms. Gougarty was on the Board of Westport from February of 2013 to July of 2013.

"Nancy has proven her ability to work through complex development projects with major global original equipment manufacturers ("OEMs") with a clear sense of what drives profits," said Dr. Warren J. Baker, Chairman of the Westport Board. "Her most recent collaborative efforts leading the integration teams following the merger with Fuel Systems Solutions, Inc. highlighted her skill in managing diverse groups across Europe, Asia & North America while stewarding key relationships with suppliers and joint venture partners. She is clearly the right person to lead our newly combined global company going forward."

"Nancy has the full support of the Board to fulfill her vision for the newly combined company and we are confident in her ability to unite our organization and lead it forward," stated Mariano Costamagna, Board Director and former CEO of Fuel Systems Solutions, Inc.

"I have had the privilege to witness the vision and leadership of both David and Nancy," stated Peter Yu, Board Director. "Through his tireless service, David has built a world-class business that is uniquely positioned in an important industry. Nancy is supremely skilled and perfectly positioned to lead Westport at a critical and transformative moment in our history. Today's changes mark an important milestone in value-creation for all Westport stakeholders."

"Westport Fuel Systems is at an important point in its evolution and I am excited to take the helm of the global leader in alternative fuel systems," said Ms. Gougarty. "We've earned a reputation for innovation and excellence, and have a tremendous set of industry recognized automotive and industrial brands along with dedicated, passionate employees that I'm honoured to work with. The recently completed merger provides a natural point for us to take stock of our strategy and portfolio as we increase our focus on the operating lines that will drive long-term profitability. Over the coming weeks and months, I look forward to engaging with all of our stakeholders as we shape and implement a strategy that will unlock Westport's full potential and increase the value we provide for our customers and for our shareholders."

In addition to her role as CEO, Ms. Gougarty will join the Westport Board of Directors as Mr. Demers steps down from the Board. Mr. Demers has been CEO and a member of the Board since the company was formed in March of 1995.

"I'm both proud and honoured to have been associated with the great people who have been responsible for building Westport into the global organization that it is today," said Mr. Demers. "Nancy has the leadership and management capabilities needed to guide Westport forward through its next stage of growth. I believe that under her direction the company is in good hands."

"On behalf of the Westport Board, I'd like to recognize and thank David for his enormous contributions and visionary leadership over the past 20 years," added Dr. Baker. "As the founding CEO of Westport, his entrepreneurial spirit and unmatched passion have been instrumental in making Westport a technology leader in natural gas transportation. He helped build Westport from the initial research work conducted at the University of British Columbia into a company with global reach, and he fostered an innovative culture that believes in changing the world. Pursuing his vision for the company, Westport developed strong relationships with a number of key global transportation OEMs that have a desire to reduce the environmental footprint of their vehicles. In response, the company demonstrated a consistent track record of bringing new cost-effective clean technology to the marketplace."

About Nancy Gougarty

Prior to joining Westport, Ms. Gougarty served as the Vice President for TRW Automotive Corporation operations in the Asia-Pacific region from 2008 to 2012. Joining TRW in 2005, her previous positions included vice president of product planning, business planning and business development, and Vice President of steering, braking, electronics and occupant safety systems for Asia Pacific. Based at the Asia-Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region. She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region. Ms. Gougarty's career began in 1978 when she started with GM's Packard Electric Division, first as an industrial engineer; she later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility. In 1997, she was appointed Managing Director for GM's joint venture in Shanghai, followed by a series of appointments including accountability for strategic growth in Asian countries. After a successful posting as the Director for Delphi Packard, Asia Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director GM, until becoming the Vice President for Delphi Automotive Systems, Japan and Korea. Ms. Gougarty holds an EMBA degree from Case Western Reserve University and a Bachelor of Science degree in Industrial Management from the University of Cincinnati.

Second Quarter 2016 Financial Results

Westport Fuel Systems expects to report on its second quarter financial results on Tuesday August 9th, 2016 and will hold a conference call that day to discuss recent events. Details for the call will be provided in advance of the second quarter release.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Specializing in natural gas based systems, our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Ryder McRitchie, Vice President, Investor Relations, Westport, T: +1 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 07:00e 22-JUL-16